FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 5, 2005

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)

26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: May 5, 2005	By:	/s/ Joseph Tung

	Name: Title:	Joseph Tung Chief Financial Officer

ITEM 1

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:

ASE, Inc.	Freddie Liu, Financial Controller
ir@aseglobal.com
Tel: + 886.2.8780.5489
Fax: + 886.2.2757.6121
http://www.aseglobal.com

ADVANCED SEMICONDUCTOR ENGINEERING, INC. PRESS RELEASE

TAIPEI, TAIWAN, R.O.C., MAY 1, 2005 – Advanced Semiconductor Engineering Inc. (TAIEX: 2311, NYSE: ASX) (“ASE”, or the “Company”) today reported a fire at its semiconductor packaging and testing facilities in Chungli, Taiwan. The fire broke out at one of ASE’s production buildings in its Chungli facilities at approximately 2 p.m. following what the Company suspects was an explosion of a boiler on the ground floor of the building and was contained by firefighters within two hours. The facilities were not in operation at the time of the fire, which took place on a Sunday, although some employees working overtime were on the premises. Five ASE employees, one firefighter and two employees of outside contractors suffered minor injuries and have received medical attention.

The extent of actual damage caused by the fire is not yet known. The fire appears to have spread to the third floor of the eleven-floor building, although higher floors were also damaged by smoke. The lower floors of the building were used principally for the production of interconnect materials used in semiconductor packaging and the higher floors were used for semiconductor packaging and testing. Depending on the extent of actual damage caused by the fire, ASE may use its semiconductor packaging and testing capacity at its other facilities, such as Kaohsiung in Taiwan, Malaysia, Korea and Japan, to meet the requirements of its customers who currently source from the Company’s Chungli facilities. The affected building in Chungli houses no more than one-tenth of ASE’s consolidated semiconductor packaging and testing capacity. Similarly, ASE plans to meet any shortfall in its production of interconnect materials resulting from the fire by increasing the production of its interconnect materials operations in Kaohsiung and Shanghai, as well as through increased purchases from other strategic materials suppliers. Following the determination of the extent of actual damage, the Company plans to commence promptly the process of insurance claims for the property, equipment and inventory damaged by the fire.